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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                              TRANSMETA CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   89376R 10 9
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]      Rule 13d-1(b)
        [ ]      Rule 13d-1(c)
        [X]      Rule 13d-1(d)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP NO.  89376R 10  9                                     PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Lip-Bu Tan ("Tan")
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
2                                                                         (b)[ ]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                             5     SOLE VOTING POWER
          NUMBER                   --
            OF
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6     SHARED VOTING POWER
           OWNED                   7,415,900 shares(1)
            BY
           EACH              ---------------------------------------------------
         REPORTING           7     SOLE DISPOSITIVE POWER
          PERSON                   --
           WITH
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                   7,415,900 shares(1)

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,415,900 shares
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)   [ ]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.7*
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12    TYPE OF REPORTING PERSON (See Instructions)

      IN
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  (1)   Of these shares, 388,312 are owned directly by Seed Ventures II, Ltd
        ("Seed II"), 1,122,472 are owned directly by International Venture Capital Investment Corp. ("IVCIC"), 641,648 are owned directly by BI Walden Ventures Kedua Sdn Bhd ("BI"), 80,000 are owned directly by WIIG Japan Partners II, L.P. ("WIIG Japan"), 685,736 are owned directly by OW&W Pacrim Investments Ltd ("OW&W Pacrim"), 1,006,560 are owned directly by OCBC, Wearnes & Walden Investment (S) Pte Ltd ("OCBC"), 204,500 are owned directly by OW&W Investment Ltd ("OW&W Investments"), 1,599,792 are owned directly by Walden-SBIC, L.P., 227,604 are owned directly by Walden Technology Ventures II, L.P. ("Walden TV II") and 1,459,276 are owned directly by Walden Investors. Tan is a director of each of Seed II, BI, WIIG Japan, OW&W Pacrim, OCBC and OW&W Investments, and of each of the entities that manage these funds, is a director of the fund manager of IVCIC, and is a general partner, or the general partner of the general partner, of each of Walden-SBIC, L.P., Walden TV II and Walden Investors. As a result of these relationships with these funds, Tan may be deemed to share the power to vote and dispose of the shares held by these funds.

   *    Based on 130,418,928 shares outstanding as of December 31, 2000.

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                                  SCHEDULE 13G

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CUSIP NO.  89376R 10  9                                     PAGE 3 OF 6 PAGES
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ITEM 1.

        (a) Name of Issuer: Transmeta Corporation ("Transmeta" or the "issuer")

        (b) Address of Issuer's Principal Executive Offices: 3940 Freedom Circle, Santa Clara, California 95054

ITEM 2.

        (a) Name of Person Filing:

            This Statement is filed by Lip-Bu Tan ("Tan").

        (b) Address of Principal Business Office:
            The address for Tan is:
                750 Battery Street, 7th Floor
                San Francisco, CA  94111

        (c) Citizenship:
            Tan is a citizen of the United States.

        (d) Title of Class of Securities:
            Common Stock

        (e) CUSIP Number:
            89376R 10 9

ITEM 3. Not Applicable.

ITEM 4. OWNERSHIP.

        The following information with respect to the beneficial ownership of the Common Stock of the issuer by Lip-Bu Tan is provided as of December 31, 2000. The percentage amounts are based on 130,418,928 shares outstanding as of December 31, 2000.

        (a) Amount beneficially owned: Tan is a director of each of the funds set forth below and/or of each of the corporations that manage the shares held by the funds set forth below. The funds hold directly the number of shares of Common Stock of Transmeta set forth opposite each fund's name.

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CUSIP NO.  89376R 10  9                                     PAGE 4 OF 6 PAGES
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Fund                                             Number of Shares Held of Record
-----------------------------------          -----------------------------------

Seed Ventures II, Ltd. ("Seed II")                                  388,312

International Ventures Capital
    Investment Corp. ("IVCIC")                                    1,122,472

BI Walden Ventures Kedua Sdn Bhd
    ("BI")                                                          641,648

WIIG Japan Partners II, L.P.
    ("WIIG Japan")                                                   80,000

OW&W Pacrim Investment Ltd.
    ("OW&W Pacrim")                                                 685,736

OCBC, Wearnes & Walden
    Investment (S) Pte. Ltd.
    ("OCBC")                                                      1,006,560

OW&W Investment Ltd ("OW&W
    Investments")                                                   204,500


In addition, Tan is a general partner, or a general partner of the general partner, of the following entities, which hold directly the number of shares of Common Stock of Transmeta set forth below:


Entity                                           Number of Shares Held of Record
-----------------------------------          -----------------------------------

Walden-SBIC, L.P.                                                 1,599,792

Walden Technology Ventures II, L.P.
    ("Walden TV II")                                                227,604

Walden Investors                                                  1,459,276


As a result of the above-described relationships with the foregoing entities, Tan may be deemed to share the power to vote and dispose of the aggregate 7,415,900 shares held directly by Seed II, IVCIC, BI, WIIG Japan, OW&W Pacrim, OCBC, OW&W Investments, Walden-SBIC, L.P., Walden TV II and Walden Investors.

Tan is not a general partner, or a general partner of the general partner, of Walden International III, C.V., Walden Ventures or Walden Capital Partners, which own 1,096,448 shares, 730,276 shares and 375,452 shares, respectively, of Transmeta. Therefore, such shares are not included in the number of shares that Tan may be deemed to beneficially own.

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CUSIP NO.  89376R 10  9                                     PAGE 5 OF 6 PAGES
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        (b) Percent of class: 5.7

        (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: --

            (ii) Shares power to vote or to direct the vote: 7,415,900

            (iii) Sole power to dispose or to direct the disposition of: --

            (iv) Shared power to dispose or to direct the disposition: 7,415,900

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Under certain circumstances set forth in the organizational documents of Seed II, IVCIC, BI, WIIG Japan, OW&W Pacrim, OCBC and OW&W Investments and the limited partnership agreements of Walden-SBIC, L.P., Walden TV II and Walden Investors, the shareholders and partners, respectively, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a shareholder or partner, respectively.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.

        Not applicable

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CUSIP NO.  89376R 10  9                                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       LIP-BU TAN

Dated:  February 14, 2001              By: /s/ Lip-Bu Tan
                                           -------------------------------------